AUDIOCODES LTD.
1 Hayarden Street
Airport City, Lod 7019900, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF AUDIOCODES LTD.
September 8, 2013

TO THE SHAREHOLDERS OF AUDIOCODES LTD.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of AudioCodes Ltd. (the “Company”) will be held on Sunday, September 8, 2013 at 2:00 p.m. (Israel Time), at the principal executive offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel (the telephone number at that address is +972-3-976-4000).

The following matters are on the agenda for the Meeting:

(1)	As required by Israeli law, to adopt the Company’s Executive Compensation Policy;

(2)	To approve an amendment to the employment agreement of Shabtai Adlersberg, the Company’s President and Chief Executive Officer and a member of the Company’s Board of Directors;

(3)	To ratify the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2013, and to authorize the Board of Directors (or the Audit Committee of the Board of Directors, if authorized by the Board) to determine the compensation of the auditors; and

(4)	To review and discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2012.

Those Entitled to Vote

Only shareholders who hold Ordinary Shares, nominal value NIS 0.01 per share, of the Company at the close of business on August 6, 2013 (the “Record Date”) will be entitled to notice of, and to vote at, the Meeting and any adjournments thereof.

According to the Companies Law Regulations (Confirmation of Ownership of Shares for Voting in the General Meeting), 2000, if a shareholder holds shares through a TASE Member (as defined below) and the shares are registered in the shareholder registry in the name of such TASE Member, the shareholder may provide to the Company, prior to the Meeting, a certification confirming his ownership of the shares on the Record Date. Such certification may be obtained at the TASE Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder’s request shall have been submitted with respect to a specific securities account.

All shareholders of record on the Record Date are cordially invited to attend and vote at the Meeting in person or by proxy, pursuant to the Company’s Articles of Association. Shareholders may send standpoint notices to the Company no later than August 16, 2013.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals. In addition, a special majority vote will be required for approval of Proposals Nos. 1 and 2. In order to approve the adoption of the Company’s Executive Compensation Policy and the amendment to Mr. Adlersberg’s employment agreement in Proposals Nos. 1 and 2, the affirmative vote of the Ordinary Shares must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the approval of such Proposals, or the total shares of non-controlling shareholders and non-interested shareholders voted against such Proposals must not represent more than two percent of the outstanding Ordinary Shares.

Review of Documents

Shareholders may review the full version of the foregoing items of business and the Proxy Statement, which includes the full version of the proposed resolutions and a proxy card, at the principal executive offices of the Company stated above, from Sundays through Thursdays during regular working hours and upon prior notice (tel no.: +972-3-976-4000) until the Meeting date. A copy of the Proxy Statement will also be available at the following websites: http://www.tase.co.il/tase/ or http://www.magna.isa.gov.il (the “Distribution Sites”).

Each member of The Tel-Aviv Stock Exchange Ltd. (a “TASE Member”) shall e-mail, upon request and without charge, a link to the Distribution Sites, to each shareholder who is not listed in the Company’s shareholder register and whose shares are held through the TASE Member, provided that each shareholder’s request shall have been submitted (a) with respect to a specific securities account, and (b) prior to the Record Date.

AUDIOCODES LTD.